

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2020

Dong Hu
Chief Executive Officer
Ebang International Holdings Inc.
26-27/F, Building 3
Xinbei Qianjiang International Building
Qianjiang Economic and Technological Development Zone
Yuhang District, Hangzhou, Zhejiang, 311100
People's Republic of China

> **Re: Ebang International Holdings Inc.**
> **Registration Statement on Form F-1**
> **Filed October 23, 2020**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed October 26, 2020**
> **File No. 333-249647**

Dear Mr. Hu:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed October 23, 2020

General

1. We note that you revised the terms of the offering to include both Class A ordinary shares and warrants, with each share of Class A ordinary share being sold together with a warrant to purchase one-half of one Class A ordinary share. Because the common stock and warrants must be purchased together, they are being offered as units. The units must be registered as a separate security. Please revise your prospectus, and have counsel revise its

legal opinion to opine on the issuance of the units.

2.   Please revise to clearly disclose the exercise price of the warrants.

Cover Page

3.   Please revise the cover page and page 8 to disclose the number of warrants that you are offering. Also, revise the cover page to indicate that there are arrangements to place the funds in an escrow, trust or similar account. For guidance, refer to Item 501(b)(8) of Regulation S-K.

Recent Development, page 3

4.   We note your disclosure that you are establishing cryptocurrency exchanges and online brokerages in Singapore and Canada, and that you have obtained the relevant governmental approval and license in Canada to operate the cryptocurrency exchange and related business. We also note your disclosure that you have established a wholly-owned subsidiary in Australia to apply for the Australian financial service license. Please disclose the regulations related to your business in these jurisdictions, funding you will require to implement your business and appropriate risk factor disclosure regarding your planned operations in these jurisdictions.

5.   Please revise your Business section to disclose whether you plan to establish cryptocurrency exchanges and online brokerages in the United States. We may have further comments.

6.   We note the October 14, 2020 press release on your website that you entered into an Expression of Interest Tender Letter to acquire a New Zealand-based financial company that offers services to "establish a local digital asset financial services platform." Please expand the disclosure in this section to disclose the contemplated transaction. Please consider disclosing the regulations related to your business in New Zealand, and appropriate risk factor disclosure regarding your planned operations.

Management's Discussion and Analysis, page 74

7.   Please revise your plan of operations to clearly disclose where you are in development, what must be done, how much has been spent to date, and how much time and funding still must be spent for your businesses mention on page 3 to come to fruition. Also, disclose how the proceeds from this offering will advance your operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Weiheng Chen, Esq.